SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                             Amendment No. 11

                          Burr-Brown Corporation
                               Common Stock
                                122574 10 6

Check the following box if a fee is being paid with this statement. / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

                      Continued on following page(s)
                             Page 1 of 9 Pages

CUSIP NO. 122574 10 6         13G            Page 2 of 9 Pages

1    Name of Reporting Person
     SS or IRS Identification No of above person

          SARAH M. BROWN SMALLHOUSE
          86 609 2134

2    Check the Appropriate Box if a Member of a Group*
                                                  (a)
                                                  (b) XX

3    SEC Use Only

4    Citizenship or Place of Organization
          USA

     5    Sole Voting Power
                    -0-

     6    Shared Voting Power
                    417,857.95 shares through Voting
                    Trust Dated 10/3/88

     7    Sole Dispositive Power
                    -0-

     8    Shared Dispositive Power
                    3,841,860 shares through Limited
                    Partnership Agreement dated 10/7/88

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,192,505.40

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11   Percent of Class Represented by Amount in Row 9
                    12.5%

12   Type of Reporting Person
                    I.N.

CUSIP NO. 122574 10 6         13G            Page 3 of 9 Pages

1    Name of Reporting Person
     SS or IRS Identification No of above person

          MARY B. BROWN
          86 609 2135

2    Check the Appropriate Box if a Member of a Group*
                                                  (a)
                                                  (b) XX

3    SEC Use Only

4    Citizenship or Place of Organization
          USA

     5    Sole Voting Power
                    -0-

     6    Shared Voting Power
                    417,857.95 shares through Voting
                    Trust Dated 10/3/88

     7    Sole Dispositive Power
                    -0-

     8    Shared Dispositive Power
                    3,841,860 shares through Limited
                    Partnership Agreement dated 10/7/88

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,157,233.30

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11   Percent of Class Represented by Amount in Row 9
                    12.1%

12   Type of Reporting Person
                    I.N.

CUSIP NO. 122574 10 6         13G            Page 4 of 9 Pages

1    Name of Reporting Person
     SS or IRS Identification No of above person

          THOMAS R. BROWN, JR.
          033 20 6270

2    Check the Appropriate Box if a Member of a Group*
                                                  (a)
                                                  (b) XX

3    SEC Use Only

4    Citizenship or Place of Organization
          USA

     5    Sole Voting Power
                    3,424,002.05 shares through Voting
                    Trust dated 10/3/88

     6    Shared Voting Power
                    -0-


     7    Sole Dispositive Power
                    -0-

     8    Shared Dispositive Power
                    3,841,860 shares through Limited
                    Partnership Agreement dated 10/7/88

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                    3,136,377.90

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11   Percent of Class Represented by Amount in Row 9
                    33.0%

12   Type of Reporting Person
                    I.N.

CUSIP NO. 122574 10 6         13G            Page 5 of 9 Pages

1    Name of Reporting Person
     SS or IRS Identification No of above person

          Trust Agreement under the last will and testament of Helen M. Brown for the benefit of Sarah M.
          Brown Smallhouse
          86 609 2134

2    Check the Appropriate Box if a Member of a Group*
                                                  (a)
                                                  (b) XX

3    SEC Use Only

4    Citizenship or Place of Organization
          USA

     5    Sole Voting Power
                    -0-

     6    Shared Voting Power
                    -0-

     7    Sole Dispositive Power
                    -0-

     8    Shared Dispositive Power
                    -0-

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                    822,128.45

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11   Percent of Class Represented by Amount in Row 9
                    8.6%

12   Type of Reporting Person
                    I.N.

CUSIP NO. 122574 10 6         13G            Page 6 of 9 Pages

1    Name of Reporting Person
     SS or IRS Identification No of above person

          Trust Agreement under the last will and testament of Helen M. Brown for the benefit of Mary B. Brown

          86 609 2135

2    Check the Appropriate Box if a Member of a Group*
                                                  (a)
                                                  (b) XX

3    SEC Use Only

4    Citizenship or Place of Organization
          USA

     5    Sole Voting Power
                    -0-

     6    Shared Voting Power
                    -0-

     7    Sole Dispositive Power
                    -0-

     8    Shared Dispositive Power
                    -0-

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                    822,128.45

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11   Percent of Class Represented by Amount in Row 9
                    8.6%

12   Type of Reporting Person
                    I.N.

CUSIP NUMBER 122574 10 6       13G                  PAGE 7 OF 9

Item 1(a)      Burr-Brown Corporation

Item 1(b)      6730 South Tucson Boulevard
               Tucson, Arizona

Item 2(a)      Thomas R. Brown, Jr.

               Trust (under the last will and testament of Helen
               M. Brown for the benefit of Sarah M. Brown
               Smallhouse)

               Trust (under the last will and testament of Helen
               M. Brown for the benefit of Mary B. Brown)

               Mary B. Brown

               Sarah M. Brown Smallhouse

Item 2(b)      6730 South Tucson Boulevard
               Tucson, Arizona 85734

Item 2(c)      U.S.A.

Item 2(d)      Common Stock

Item 2(e)      CUSIP No. 122574 10 6

Item 3         Not Applicable

Item 4(a) As of 12/31/94, 3,841,860 shares of Burr-Brown Corporation Common Stock (the "Shares") were held of record by the Brown Investment Management Limited Partnership. The Shares were beneficially owned by the reporting persons and were subject to a limited partnership agreement and two voting trust agreements, described as follows:

          --Brown Investment Management Limited Partnership Agreement dated October 7, 1988 among Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse, as General Partners, and Thomas R. Brown, Jr., Mary B. Brown, Sarah M. Brown Smallhouse, Thomas R. Brown, Jr. as Trustee under testamentary trust of Helen M. Brown FBO Mary B. Brown, and Thomas R. Brown, Jr. as Trustee under the testamentary trust of Helen M. Brown FBO Sarah M. Brown Smallhouse, as Limited Partners (the "Partnership Agreement").

CUSIP NUMBER  122574 10 6        13G                PAGE 8 OF 9

          Under the Partnership Agreement, the General Partners have shared dispositive power over the Shares. The Shares have been contributed to the Limited Partnership, subject to the voting restrictions of the two voting trust agreements.

          --Voting Trust Agreement dated October 3, 1988 among Thomas R. Brown, Jr., individually, Thomas R. Brown, Jr., as Trustee under testamentary trusts of Helen M. Brown FBO Mary B. Brown and Sarah M. Brown Smallhouse, as shareholders, and Thomas R. Brown, Jr., as Trustee ("Trust I"). Under Trust I, Thomas R. Brown, Jr., as Trustee, has sole voting power over 3,424,002.05 of the Shares.

          --Voting Trust Agreement dated October 3, 1988 and Amendment dated December 17, 1992 among Mary B. Brown and Sarah M. Brown Smallhouse, as shareholders, and Mary B. Brown, Sarah M. Brown Smallhouse and John S. Anderegg, Jr. as Trustees ("Trust II"). Under Trust II, the Trustees have shared voting power over 417,857.95 of the shares.

          The Shares are beneficially held, as follows:

          --Thomas R. Brown, Jr. has direct beneficial ownership of 1,492,121.15 shares, all of which are subject to Trust I;

          --Mary B. Brown has direct beneficial ownership of 335,104.05 shares, of which 143,812 shares are subject to Trust I and 191,292.90 shares are subject to Trust II;

          --Sarah M. Brown Smallhouse has direct beneficial ownership of 370,377.05 shares and, in addition, holds as custodian for her son, Thomas Stuart Smallhouse 24,643.35 shares and holds as custodian for her daughter, Laura Graham Smallhouse 11,428.80 shares, of which 143,812 shares are subject to Trust I and 226,565.05 shares are subject to Trust II.

          --Thomas R. Brown, Jr. holds 822,128.45 shares as Trustee under the testamentary trust of Helen M. Brown for the benefit of Mary B. Brown, all of which are subject to Trust I; and

          --Thomas R. Brown, Jr. holds 822,128.45 shares as Trustee under the testamentary trust of Helen M. Brown for the benefit of Sarah M. Brown Smallhouse, all of which are subject to Trust I.

CUSIP NUMBER 122574 10 6         13G              PAGE 9 OF 9

Item 4(b) The Shares represent 40.15% of the outstanding Common
          Stock of Burr-Brown Corporation as of December 31, 1994.

Item 4(c) Voting and dispositive power over the Shares is held as follows:

          --Thomas R. Brown holds sole power to vote or direct the vote with respect to 3,424,002.05 Shares pursuant to Trust I;

          --Mary B. Brown and Sarah M. Brown Smallhouse have shared power to vote with respect to 417,857.95 Shares pursuant to Trust II;

          --Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse have shared dispositive power over the Shares.

Item 5         Not Applicable

Item 6         Not Applicable

Item 7         Not Applicable

Item 8         Not Applicable

Item 9         Not Applicable

Item 10 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


_____________________________      _______________________________
Thomas R. Brown, Jr.               Thomas R. Brown, Jr., as Trustee of
                                   Trust Agreement dated October 3,
                                   1988 under the last will and
                                   testament of Helen M. Brown for the
                                   benefit of Mary B. Brown.

_____________________________      _______________________________
Sarah M. Brown Smallhouse          Thomas R. Brown, Jr., as Trustee
by Thomas R. Brown, Jr.            of Trust Agreement dated October
as Attorney in fact                3, 1988, under the last will and
                                   testament of Helen M. Brown for the
                                   benefit of Sarah M. Brown
_____________________________      Smallhouse
Mary B. Brown by Thomas R.
Brown, Jr., as Attorney in fact    February 14, 1995